UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Notice to the market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on June 12, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: June 12, 2020

Item 1

Notice to the market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on June 12, 2020.

NATURA &CO HOLDING S.A. Publicly-Held Company CNPJ/ME No. 32.785.497/0001-97 NIRE 35.300.531.582

MATERIAL FACT

Natura &Co Holding S.A. (B3: NTCO3; NYSE: NTCO) (“Company”) ”), in compliance with CVM Instruction 358/2002, informs that its subsidiary Avon, after suffering the cyber incident communicated on the June 9, 2020 Material Fact, is planning to restart some of its affected systems in the impacted markets throughout the course of next week. Avon is continuing the investigation to determine the extent of the incident, including potential compromised personal data. Nevertheless, at this point it does not anticipate that credit card details were likely affected, as its main ecommerce website does not store that information.

São Paulo, June 12, 2020.

Viviane Behar de Castro Investor Relations Officer

Legal Disclaimer

This Material Fact contains forward-looking statements. These forward-looking statements are not historical fact, but rather reflect the wishes and expectations of Natura’s management. Words such as "anticipate," "wish," "expect," "foresee," "intend," "plan," "predict," "project," "desire" and similar terms identify statements that necessarily involve known and unknown risks. Known risks include uncertainties that are not limited to the impact of price and product competitiveness, the acceptance of products by the market, the transitions of the Company’s products and those of its competitors, regulatory approval, currency fluctuations, supply and production difficulties and changes in product sales, among other risks. This Material Fact is updated up to the present date and Company does not undertake to update it in the event of new information and/or future events.